                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from                   to
                                    -----------------    -------------------

                         Commission file number 1-13926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          DIAMOND OFFSHORE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  DIAMOND OFFSHORE DRILLING, INC.
                  15415 KATY FREEWAY
                  HOUSTON, TEXAS  77094

                              REQUIRED INFORMATION

Item 4.

         The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2001 (attached)


Exhibits

23.1     Consent of Deloitte & Touche LLP

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                          DIAMOND OFFSHORE 401(k) PLAN


                   Years ended December 31, 2001 and 2000 and
             Supplemental Schedules for Year ended December 31, 2001
                       with Report of Independent Auditors

                          DIAMOND OFFSHORE 401(k) PLAN

                   Audited Financial Statements and Schedules

                     Years ended December 31, 2001 and 2000



                                    CONTENTS



Independent Auditors' Report.....................................................................  1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2001 and 2000......................  2
Statements of Changes in Net Assets Available for Benefits for the Years ended
          December 31, 2001, 2000 and 1999.......................................................  3
Notes to Financial Statements....................................................................  4

Supplemental Schedule for the year ended December 31, 2001:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...................................  8

Schedules Omitted

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


TO THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
OF THE DIAMOND OFFSHORE 401(k) PLAN
HOUSTON, TEXAS


We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP
Houston, Texas
June 11, 2002

                          DIAMOND OFFSHORE 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                      DECEMBER 31,
                                                               ---------------------------
                                                                   2001           2000
                                                               ------------   ------------
INVESTMENTS AT FAIR VALUE:
      Mutual funds .........................................   $ 88,620,065   $ 88,274,678
      Diamond Offshore Drilling, Inc. common stock fund ....      3,441,761      3,515,377
      Loans to participants ................................      5,051,948      4,592,086
                                                               ------------   ------------
                Total investments ..........................     97,113,774     96,382,141

CONTRIBUTIONS RECEIVABLE:
      Employee .............................................        586,888        601,660
      Employer .............................................        533,645      1,506,131
                                                               ------------   ------------
                Total contributions receivable .............      1,120,533      2,107,791

OTHER ASSETS ...............................................             --         14,543
                                                               ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS ..........................   $ 98,234,307   $ 98,504,475
                                                               ============   ============



                       SEE NOTES TO FINANCIAL STATEMENTS.

                          DIAMOND OFFSHORE 401(k) PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                                                    YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------------
                                                                             2001            2000            1999
                                                                         ------------    ------------    ------------
INVESTMENT INCOME (LOSS):
  Dividends and interest .............................................   $  3,025,618    $  8,171,860    $  5,350,459
  Net (depreciation) appreciation in fair value of investments .......    (14,796,438)    (14,807,746)     12,142,679
                                                                         ------------    ------------    ------------
        Total investment income (loss) ...............................    (11,770,820)     (6,635,886)     17,493,138

CONTRIBUTIONS:
  Employee ...........................................................      9,858,203       9,083,837       8,867,035
  Employer ...........................................................      6,912,796       6,215,916       6,435,106
  Rollover ...........................................................         98,982          72,452          20,919
                                                                         ------------    ------------    ------------
        Total contributions ..........................................     16,869,981      15,372,205      15,323,060
                                                                         ------------    ------------    ------------
        Total additions ..............................................      5,099,161       8,736,319      32,816,198
                                                                         ------------    ------------    ------------

DEDUCTIONS:
  Benefit payments ...................................................     (5,344,187)     (6,960,433)     (5,346,395)
  Miscellaneous expenses .............................................        (25,142)        (51,061)       (264,266)
                                                                         ------------    ------------    ------------
        Total deductions .............................................     (5,369,329)     (7,011,494)     (5,610,661)
                                                                         ------------    ------------    ------------

(DECREASE) INCREASE  IN NET ASSETS AVAILABLE
  FOR BENEFITS .......................................................       (270,168)      1,724,825      27,205,537

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period ................................................     98,504,475      96,779,650      69,574,113
                                                                         ------------    ------------    ------------
  End of period ......................................................   $ 98,234,307    $ 98,504,475    $ 96,779,650
                                                                         ============    ============    ============



                       SEE NOTES TO FINANCIAL STATEMENTS.

                          DIAMOND OFFSHORE 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


1. ORGANIZATION

      The Diamond Offshore 401(k) Plan (the "Plan") was established effective July 1, 1989. Diamond Offshore Management Company, a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., (the "Company"), is the Plan's sponsor. Effective December 1, 2001, the Plan changed trustees from the Scudder Trust Company ("Scudder") to Fidelity Management Trust Company ("Fidelity"). The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the "IRC") and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a)(27) of the IRC.

2. DESCRIPTION OF PLAN

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution retirement plan for U.S. employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRC.

      ADMINISTRATION - The Plan is administered by an administrative committee appointed by the President of the Company.

      PARTICIPANTS - Effective January 1, 1999, all U.S. employees as of December 31, 1998 became eligible to participate in the Plan on January 1, 1999. Employees with an original hire date on or after January 1, 1999, who have completed one year of service from their date of hire, became or will become a participant of the Plan.

      CONTRIBUTIONS - The Company makes a profit sharing contribution equal to 3.75% of the employee's qualified yearly earnings and a matching contribution equal to 25% for every percent the employee contributes up to a maximum of 6%. Matching contributions to the Plan on behalf of the participant are based on the participant's investment election. Company contributions were made monthly in 2001 and quarterly in 2000 and 1999. In addition, each participant may make voluntary contributions of up to 15% of his or her annual compensation, as defined by the Plan. Employee contributions are made through payroll deductions.

      INVESTMENT FUNDS - Effective December 1, 2001, the Plan offered participants 19 investment options. Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the Diamond Offshore Drilling, Inc. Common Stock Fund, at any time. The descriptions of these investment options per the prospectuses of the respective investments are as follows:

      Fidelity Managed Income Portfolio II: This fund invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

      PIMCO Total Return Fund - Administrative Class: This fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign.

      Fidelity Equity-Income Fund: This fund normally invests at least 65% of total assets in income-producing equity securities, which tend to lead to investments in large cap "value" stocks.

      Spartan U.S. Equity Index Fund: This fund normally invests at least 80% of assets in common stocks included in the S&P 500(R), which broadly represents the performance of common stocks publicly traded in the United States.

      Fidelity Dividend Growth Fund: This fund normally invests at least 65% of total assets primarily in common stocks of companies that Fidelity believes have the potential for dividend growth. The fund may invest in securities of domestic and foreign issuers.

      Fidelity Growth Company Fund: This fund normally invests primarily in common stocks of companies that Fidelity believes have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

      Fidelity Low-Priced Stock Fund: This fund normally invests at least 65% of total assets in low-priced common stocks (those priced at or below $35 per share), which can lead to investments in small and medium sized companies.

      Fidelity Mid-Cap Stock Fund: This fund normally invests at least 65% of total assets in common stocks of companies with medium market capitalizations (those with market capitalizations similar to companies in the S&P MidCap 400(R) Index).

      Managers Special Equity Fund: This fund primarily invests in common stocks that are believed to have superior growth potential, either in stocks of companies that are in the early stages of their corporate life cycle or not yet well recognized, or in more established companies that are experiencing rapid growth. The fund will invest at least 65% of its assets in small to medium-sized companies.

      Strong Opportunity Fund: This fund invests mainly in stocks, both domestic and foreign, of medium-sized companies that the adviser believes are under-researched and attractively valued.

      American Funds EuroPacific Growth Fund - Class A: This fund invests primarily in stocks of companies that do most of their business outside the United States. Normally, at least 65% of the fund's total assets will be invested in securities of companies from Europe or the Pacific Basin.

      Janus Adviser Worldwide Fund: This fund invests primarily in common stocks of foreign and domestic companies. The fund has the flexibility to invest on a worldwide basis, in companies and organizations of any size.

      Diamond Offshore Drilling, Inc. Common Stock Fund: This fund invests in the common stock of the Company and reinvests dividends of the Company's stock, if any, into additional shares of the Company.

      Fidelity Freedom Income Fund: This fund invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 40% in Fidelity money market mutual funds.

      Fidelity Freedom 2000 Fund: This fund invests approximately 26% in Fidelity stock mutual funds, 42% in Fidelity bond mutual funds and 32% in Fidelity money market mutual funds.

      Fidelity Freedom 2010 Fund: This fund invests approximately 47% in Fidelity stock mutual funds, 44% in Fidelity bond mutual funds and 9% in Fidelity money market mutual funds.

      Fidelity Freedom 2020 Fund: This fund invests approximately 71% in Fidelity stock mutual funds and 29% in Fidelity bond mutual funds.

      Fidelity Freedom 2030 Fund: This fund invests approximately 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds.

      Fidelity Freedom 2040 Fund: This fund invests approximately 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the Company's and the participant's contributions and an allocation of the Plan's earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.

      VESTING - Beginning January 1, 1999 each participant has, at all times, a fully vested and nonforfeitable interest in his or her contributions, the earnings thereon and employer contributions made by the Company. Prior to January 1, 1999, matching contributions made by the Company to participant accounts were vested 100% after five years of service.

      FORFEITURES - Forfeitures resulting from the separation of service of participants not fully vested in the Plan are applied to reduce Company contributions to the Plan. See "Vesting."

      LOANS - Participants may borrow from his or her account a minimum of $1,000 up to the lesser of: i) one-half the vested value of the account or ii) $50,000. Such loans bear interest of prime + 1.0%, with varying maturity dates, not exceeding five years.

      PAYMENT OF BENEFITS - Upon separation of service, each participant may elect to receive the entire account balance in a lump-sum payment. At December 31, 2001, there are no unpaid amounts allocated to the accounts of persons who have elected to withdraw from the Plan. At December 31, 2000, amounts payable to participants who had terminated or withdrawn from the Plan and requested benefit payments were $367,230.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investment securities are stated at fair value as determined by quoted market prices. Loans are valued at cost which approximates market value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net (depreciation) appreciation in fair value of investment securities consist of the net change in unrealized (depreciation) appreciation in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized (depreciation) appreciation and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      TRUSTEE FEES - Under Scudder, normal recurring trustee fees were paid by the Company, the Plan's sponsor. Fees paid by the Company were $42,992 and $48,292 for the years ended December 31, 2001 and 2000, respectively. Under Fidelity, there are no separate trustee fees.

      EXPENSES - Administrative expenses of the Plan are paid by the Company, as provided in the Plan document.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the Plan's income and expenses during the reporting period. Actual results could differ from these estimates.

4. RISKS AND UNCERTAINTIES

      The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5. INVESTMENTS

      The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2001 and 2000:

                                                  2001           2000
      DESCRIPTION OF INVESTMENT
      Fidelity Managed Income Portfolio II*   $ 31,081,949
      Scudder Stable Value Fund*                             $ 25,638,197
      Fidelity Equity Income Fund*              13,867,535
      Scudder Growth and Income Fund*                          13,944,533
      Fidelity Dividend Growth Fund*            11,910,018
      MFS Research Fund A*                                     13,923,316
      Fidelity Growth Company Fund*             17,604,893
      Putnam New Opportunities Fund A*                         22,109,975
      Loans to participants*                     5,051,948      4,592,086**

      *Party-in-interest

      **Shown for comparative purposes only

6. PLAN TERMINATION

      Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan by the Company, the trustee will distribute to each participant the amounts credited to his or her account. No amount will revert to the Company in the event of the Plan's termination.

7. FEDERAL INCOME TAXES

      The Plan obtained a favorable tax determination letter from the Internal Revenue Service ("IRS") dated February 25, 1997. Though the Plan has been amended since that date, it is the opinion of the plan administrator that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made. The Plan was submitted for a new IRS determination letter on February 28, 2002.

8. PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The Diamond Offshore Drilling, Inc. Common Stock Fund invests in the common stock of Diamond Offshore Drilling, Inc. Transactions with the trustee and the Company qualify as party-in-interest transactions.

                          DIAMOND OFFSHORE 401(k) PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001


                                                                                                                  CURRENT
          IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT                                        VALUE
Fidelity Mid-Cap Stock Fund*                      Mutual Fund                                                   $ 2,221,454

Fidelity Managed Income Portfolio II*             Mutual Fund                                                    31,081,949

PIMCO Total Return Admin.                         Mutual Fund                                                     2,895,948

Fidelity Freedom 2020 Fund*                       Mutual Fund                                                     1,743,622

Fidelity Equity Income Fund*                      Mutual Fund                                                    13,867,535

Spartan U.S. Equity Index Fund                    Mutual Fund                                                     3,247,936

Fidelity Dividend Growth Fund*                    Mutual Fund                                                    11,910,018

American Funds - Euro-Pacific Growth A            Mutual Fund                                                     4,030,945

Fidelity Growth Company Fund*                     Mutual Fund                                                    17,604,893

Strong Opportunity Fund                           Mutual Fund                                                           154

Fidelity Low-Priced Stock Fund*                   Mutual Fund                                                         4,571

Fidelity Freedom 2010 Fund*                       Mutual Fund                                                           100

Fidelity Freedom 2030 Fund*                       Mutual Fund                                                         2,911

Fidelity Freedom 2040 Fund*                       Mutual Fund                                                         8,029

Diamond Offshore Drilling, Inc.*                  Common Stock, par value $0.01                                   3,441,761

Participant Loans*                                Loans to participants, bearing interest of
                                                  Prime +1.0%, with varying maturity dates,
                                                  not exceeding five years                                        5,051,948
                                                                                                                -----------

           TOTAL                                                                                                $97,113,774
                                                                                                                ===========

      *Party in interest

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 27th day of June, 2002.




                                       By:       /s/ Robert L. Charles
                                       Name:     Robert L. Charles
                                       Title:    Administrative Committee Member

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
 23.1             Consent of Independent Auditors